# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Infinity Natural Resources, Inc., CIK 0002029118
CUSIP: 456941103
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 2605 Cranberry Square, Morgantown, West Virginia (WV), 26508
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001825309

## Reporting persons
- Webs Creek Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,121,927; sole dispositive power 0; shared dispositive power 1,121,927; aggregate amount beneficially owned 1,121,927 (7.4% of the class)
  Comment: (1) Webs Creek Capital Management LP ("WCCM") acts as investment manager to, and manages investment and trading accounts of, various clients, and some of its clients (including a private fund that is affiliated with WCCM) own, in the aggregate, 1,121,927 shares of Class A common stock, par value $0.01 per share ("Class A Common Stock") of Infinity Natural Resources, Inc. (the "Issuer"). As such, WCCM may be deemed an indirect beneficial owner of securities held by such client accounts.
  
  (2) The percentage reported in Box 11 is based on 15,237,500 shares of Class A Common Stock of the Issuer outstanding as of March 31, 2025, as reported in the Issuer's Quarterly Report on Form 10Q for the quarterly period ended March 31, 2025, filed with the SEC on May 13, 2025.
- Webs Creek CM GenPar LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,121,927; sole dispositive power 0; shared dispositive power 1,121,927; aggregate amount beneficially owned 1,121,927 (7.4% of the class)
  Comment: (1) Webs Creek Capital Management LP ("WCCM") acts as investment manager to, and manages investment and trading accounts of, various clients, and some of its clients (including a private fund that is affiliated with WCCM) own, in the aggregate, 1,121,927 shares of Class A common stock, par value $0.01 per share ("Class A Common Stock") of Infinity Natural Resources, Inc. (the "Issuer"). Webs Creek CM GenPar LLC ("WCCM GenPar") serves as the general partner of WCCM. As such, WCCM GenPar may be deemed an indirect beneficial owner of securities held by such client accounts.
  
  (2) The percentage reported in Box 11 is based on 15,237,500 shares of Class A Common Stock of the Issuer outstanding as of March 31, 2025, as reported in the Issuer's Quarterly Report on Form 10Q for the quarterly period ended March 31, 2025, filed with the SEC on May 13, 2025.
- Stephen Thomas: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,121,927; sole dispositive power 0; shared dispositive power 1,121,927; aggregate amount beneficially owned 1,121,927 (7.4% of the class)
  Comment: (1) Webs Creek Capital Management LP ("WCCM") acts as investment manager to, and manages investment and trading accounts of, various clients, and some of its clients (including a private fund that is affiliated with WCCM) own, in the aggregate, 1,121,927 shares of Class A common stock, par value $0.01 per share ("Class A Common Stock") of Infinity Natural Resources, Inc. (the "Issuer"). Webs Creek CM GenPar LLC ("WCCM GenPar") serves as the general partner of WCCM. Stephen Thomas is the sole manager of WCCM GenPar. As such, Mr. Thomas may be deemed an indirect beneficial owner of securities held by such client accounts.
  
  (2) The percentage reported in Box 11 is based on 15,237,500 shares of Class A Common Stock of the Issuer outstanding as of March 31, 2025, as reported in the Issuer's Quarterly Report on Form 10Q for the quarterly period ended March 31, 2025, filed with the SEC on May 13, 2025.

## Item 1. Issuer
Name of issuer: Infinity Natural Resources, Inc.
Address of issuer's principal executive offices: 2605 Cranberry Square Morgantown, WV, 26508

## Item 2. Person Filing
Name of person filing:
This Schedule is being filed on behalf of each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) Webs Creek Capital Management LP ("WCCM");

(ii) Webs Creek CM GenPar LLC ("WCCM GenPar"); and

(iii) Stephen Thomas ("Mr. Thomas").
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 3131 Turtle Creek Blvd, Suite 880, Dallas, TX, 75219.
Citizenship:
(i) WCCM is a Texas limited partnership;

(ii) WCCM GenPar is a Texas limited liability company; and

(iii) Stephen Thomas is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Percent of class: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to vote or to direct the vote: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to vote or to direct the vote: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A: Joint Filing Agreement

## Signatures
- Webs Creek Capital Management LP: /s/ Stephen Thomas, Stephen Thomas, Manager of Webs Creek CM GenPar LLC, the General Partner of Webs Creek Capital Management LP (05/14/2025)
- Webs Creek CM GenPar LLC: /s/ Stephen Thomas, Stephen Thomas, Manager (05/14/2025)
- Stephen Thomas: /s/ Stephen Thomas, Stephen Thomas, in his individual capacity (05/14/2025)